 Exhibit 77Q1(b)(i)

SUB-ITEM 77Q1(b):  Copies of the text of any proposal described in answer to sub-item 77D

Changes to Investment Strategy

It was voted that the proposed changes to the investment strategies for the ASG Growth Markets Fund as presented at the meeting of the Board of Trustees of Natixis Funds Trust II be approved.